Mail Stop 4561

October 10, 2007

By U.S. Mail and facsimile to (956) 726-6618.

Imelda Navarro
Treasurer and Principal Financial Officer
International Bancshares Corporation
1200 San Bernardo Avenue
Laredo, TX 78042

  Re: International Bancshares Corporation
     Form 10-K for Fiscal Year Ended December 31, 2006
     Filed March 1, 2007
     File No. 000-09439

Dear Ms. Navarro:

   We have reviewed your response filed with the Commission on August 16, 2007 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Financial Statements

Note 3 – Investment Securities, page 49

1. Please refer to comment 6 in our letter dated July 30, 2007. In your response, you address the sale of $60 million in securities in 2006. Please address our previous comment for all periods presented as you had significant sales of MBS securities in periods prior to 2006. Additionally, please tell us whether the sales in 2006 related to securities in an unrealized loss position.

Note 17, Commitments, Contingent Liabilities and Other Tax Matters, page 66

2.   Please refer to comment 7 in our letter dated July 30, 2007. We do not believe
      that EITF 93-7 or paragraph 40(a) or 40(b) of SFAS 141 applies to your facts and
      circumstances for the following reasons:

  *   The tax refunds are not due to contingencies related to differences in the tax
       basis of LFIN's assets or liabilities, nor are they contingencies that arose
       because of the purchase of LFIN.

  *   At the time of your purchase of LFIN, these receivables were recorded by
       LFIN at an estimate of the ultimate amount probable of collection, with a
       reserve established for the portion deemed uncollectible. From your
       disclosures, it appears that you recorded these tax matters in the same manner
       as LFIN upon purchase and therefore agreed with LFIN's best estimate of the
       collectibility of the receivables.

  *   These refund receivables were not under review by the taxing authority at the
       time of your purchase of LFIN and their collectibility was supported by a
       legal opinion.

      Based on the foregoing, it remains unclear why you considered these matters to be
      contingencies related to the purchase of LFIN.   Please provide additional analysis
      clarifying your position.

                                    * * * * *

      Please respond to these comments and include your proposed disclosures within
10 business days or tell us when you will provide us with a response. Please furnish a
cover letter that keys your responses to our comments, indicates your intent to include the
requested revisions in future filings and provides any requested supplemental
information. Please understand that we may have additional comments after reviewing
your responses to our comments.

      You may contact Rebekah Moore, Staff Accountant, at (202) 551-3463 or me at
(202) 551-3851 if you have questions.

                                    Sincerely,

                                    Paul Cline
                                    Senior Accountant